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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K



(Mark One)
[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
    1934
For the fiscal year ended December 31, 2001

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act
    of 1934
For the transition period from                 to
                               ---------------    ---------------


COMMISSION FILE NUMBER:  0-8454


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


       THE GRADALL COMPANY SALARIED EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                               406 MILL AVENUE, SW
                           NEW PHILADELPHIA, OH 44663


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              JLG INDUSTRIES, INC.
                                   1 JLG DRIVE
                          MCCONNELLSBURG, PA 17233-9533




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                              REQUIRED INFORMATION

The financial statements and related report, prepared in accordance with the financial reporting requirements of ERISA, listed below are furnished for The Gradall Company Salaried Employees' Savings and Investment Plan (the Plan). The pages referred to are the numbered pages in the Plan's audited financial statements for the years ended December 31, 2001 and 2000.

                                                                       Pages
                                                                       -----
Independent Auditor's Report                                             1
Audited Financial Statements and Supplemental Schedule                  2-8



                                    EXHIBITS

23       Consent of Independent Auditors


                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                  The Gradall Company
                                              Salaried Employees' Savings
                                                  and Investment Plan
                                                    (Name of Plan)



Date:  January 21, 2003                 /s/ Thomas D. Singer
                                        --------------------------------------
                                        Thomas D. Singer
                                        Senior Vice President, General Counsel
                                        and Secretary



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                               THE GRADALL COMPANY
                           SALARIED EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          AUDITED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


                                    CONTENTS

                                                                          PAGE
                                                                          ----
Independent Auditor's Report ............................................   1
Statements of Net Assets Available for Benefits
   as of December 31, 2001 and 2000   ...................................   2
Statement of Changes in Net Assets Available for
   Benefits for the Year Ended December 31, 2001.........................   3
Notes to Financial Statements ........................................... 4-7
Schedule of Assets Held for Investment Purposes at Year End..............   8


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                                                                        PAGE 1

                                                December 10, 2002


The Gradall Company Salaried Employees'
Savings and Investment Plan
New Philadelphia, OH 44663


                          Independent Auditor's Report

We have audited the accompanying statements of net assets available for benefits of The Gradall Company Salaried Employees' Savings and Investment Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Gradall Company Salaried Employees' Savings and Investment Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as the End of the Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                /s/ Rea & Associates, Inc.


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                                                                        PAGE 2

                               THE GRADALL COMPANY
                 SALARIED EMPLOYEES' SAVINGS AND INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2001 AND 2000


                                                             2001                  2000
                                                          -----------          -----------
Participant directed investments, at fair value:
  Mutual Funds                                            $10,775,478          $10,340,411
  JLG stock                                                       211                    -
  Participant loans                                           225,688              169,417
                                                          -----------          -----------

    Total investments                                      11,001,377           10,509,828

Receivables:
  Contributions - employees                                    31,833               30,657
                - employer                                      5,077                8,087
                                                          -----------          -----------

     Total receivables                                         36,910               38,744

Cash                                                                -               30,597
                                                          -----------          -----------

  Net assets available for benefits                       $11,038,287          $10,579,169
                                                          ===========          ===========





        The accompanying notes are an integral part of these statements.


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                                                                        PAGE 3

                               THE GRADALL COMPANY
                 SALARIED EMPLOYEES' SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001



ADDITIONS:
  Investment income:
    Net depreciation
      in fair value                           $   (867,360)
    Interest and dividends                          82,135
                                              ------------
                                                  (785,225)

  Contributions - employees                      1,216,817
                - employer                         155,433
                                              ------------
                                                 1,372,250
                                              ------------

     Total additions                               587,025

DEDUCTIONS:
  Administrative Expenses                             (150)
  Distributions to participants                   (600,088)
                                              ------------

     Net decrease prior to transfers               (13,213)

  Transfers from other plans                       472,331
                                              ------------

       Net increase                                459,118

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year                   10,579,169
                                              ------------

NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                       $ 11,038,287
                                              ============



        The accompanying notes are an integral part of these statements.


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                                                                       PAGE 4

                               THE GRADALL COMPANY
                           SALARIED EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1:    PLAN DESCRIPTION

           The following brief description of The Gradall Company Salaried Employees' Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

           General
           The Plan was established effective January 1, 1987 and is a defined contribution plan covering all eligible salaried employees of The Gradall Company (the "Company") and all eligible employees of the Company's subsidiary, The Gradall Orrville Company. The purpose of the Plan is to provide retirement and other benefits to eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

           Administration
           The Plan is administered by an Advisory Committee (the "Committee") consisting of three employees of the Company. The Committee interprets the Plan document, establishes procedures to implement provisions of the Plan, approves benefit payments due participants, and authorizes other disbursements from the Plan. The Committee has engaged Massachusetts Mutual Life Insurance Company as custodian (the "Custodian") for the Plan assets.

           Participation
           Each employee shall be eligible to participate in the Plan beginning the first January 1 or July 1 after completion of three months of service. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 5% increments in any of thirteen investment options, including JLG Industries, Inc. ("JLG") stock. The Company is a subsidiary of JLG.

           Participants may change their investment options at any time, via telephone or Internet.

           Participant Loans
           Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to
           (from) the investment fund from (to) the loan fund. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Committee. Interest rates are based on prime plus one percent. Principal and interest are paid ratably through monthly payroll deductions.

           Contributions
           The Plan provides for contributions by employees, through salary reductions only. The Plan also provides for a discretionary contribution as determined by the Company. During 2001, the Company elected to make contributions for the eligible employees of The Gradall Orrville Company. The amount of the contribution was based on the number of hours worked by each employee. The Company has made no other discretionary contributions to the Plan for 2001 or 2000.

           Each participating employee elects to enter into a written salary reduction agreement with the Company, thereby contributing to his or her salary reduction account a whole percentage of compensation per payroll period, not to exceed 15% of gross compensation up to a maximum of $10,500.


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                                                                        PAGE 5

                               THE GRADALL COMPANY
                           SALARIED EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1:    PLAN DESCRIPTION (Continued)

           Distributions
           Participants' accounts are payable upon attaining age 59 1/2 and election by the participant or age 70 1/2 with or without an election by the participant, termination of employment, retirement due to permanent physical disability, or at death. The Plan allows a participant to apply any portion of any contributions made to the participant's account toward the purchase of whole life insurance policies which designate the trustees as the owners of the policies; however, the policies are for the sole benefit of the participant or his/her beneficiary. The cash surrender value of these policies is excluded from plan assets. A non-hardship withdrawal of the participant's salary reduction account is also allowed upon attainment of age 59 1/2 by filing a written request with the plan administrator at least thirty days prior to the proposed withdrawal date. The Plan also provides for the withdrawal, less any earned interest, of the participant's salary reduction account or the vested portion of his/her employer account in certain hardship situations.

           Participant Accounts
           Each participant's account is credited with the participant's contribution, the Company's contribution, and an allocation of Plan earnings. Allocations are based on participant earnings, hours worked, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

           Vesting
           Participants are immediately 100% vested in their contribution, the Company's contributions and earnings.

NOTE 2:    SUMMARY OF ACCOUNTING PRINCIPLES

           The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

           Basis of Accounting
           The accompanying financial statements have been prepared on the accrual basis of accounting.

           Estimates
           The preparation of financial statements in conformity with generally accepted accounting principles requires the Committee to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

           Investment Valuation
           The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant notes receivable are valued at cost which approximates fair value.

           Administrative Costs
           All costs of administering the Plan are paid by the Company.


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                                                                     PAGE 6

                               THE GRADALL COMPANY
                           SALARIED EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 3:    INVESTMENTS

           The following presents investments that represent 5% or more of the Plan's net assets.

           2001
           Mutual Funds:
             MM Growth Equity                                   $2,344,592
             MM Large Cap Growth                                 1,706,247
             Quest Balanced                                      1,248,545
             MM Money Market                                     1,217,668
             MM Small Cap Growth                                   932,489
             MM Mid Cap Growth II                                  861,184
             MM Focused Value                                      777,023
             Vanguard Institutional Index                          720,034

           2000
           Mutual Funds:
             Wilshire Target Large Growth                       $1,675,602
             Washington Mutual                                   1,516,955
             Alliance Premier Growth                             1,327,167
             Morley Capital Stable Value Fund                      975,503
             Munder Index 500                                      816,593
             PIMCO Mid Cap Growth                                  755,296
             Dreyfus Emerging Leaders Fund                         580,933

           During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                   2001              2000
                                                 ---------        -----------

             Mutual Funds                        $(867,360)       $(1,323,167)
                                                 =========        ===========


NOTE 4:    TAX STATUS

           The Plan obtained its latest determination letter on June 5, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


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                                                                      PAGE 7

                               THE GRADALL COMPANY
                           SALARIED EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 5:    TERMINATION OF THE PLAN

           The Company intends to continue the Plan indefinitely; however, the Company reserves the right to reduce, suspend or discontinue contributions to the Plan or to terminate the Plan at any time by vote of its Board of Directors. Timing of distribution of Plan assets would be determined by the Company's Board of Directors.



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                                                                        PAGE 8

                               THE GRADALL COMPANY
                           SALARIED EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN
                                 ID# 34-1405233
                              Form 5500 - Plan 004
                                December 31, 2001

Part I Schedule of Assets Held for Investment Purposes at End of Year

  (a)                     (b)                                   (c)                   (d)               (e)
         Identity of issue, borrower, lessor, etc.          Description               Cost         Current Value
------   -----------------------------------------    ----------------------       -----------     -------------
*        MassMutual                                   Group Annuity Contract
                                                      Outside Fund                    $269,892        $264,375
                                                      Outside Fund                     692,395         720,034
                                                      SIA-LC                           848,700         932,489
                                                      SIA-LG                         1,214,524       1,217,672
                                                      SIA-LI                           495,742         519,417
                                                      SIA-LJ                         1,605,910       1,706,247
                                                      SIA-LL                         2,239,360       2,344,592
                                                      SIA-LV                           720,009         777,023
                                                      SIA-NB                         1,229,201       1,248,545
                                                      SIA-NM                           163,484         167,776
                                                      SIA-W9                           791,143         861,184
*        State Street Brokerage                       SDBA                                               6,420
                                                      SDBA Pending                                       9,340
         Participant Loans                            6.000000 - 10.50000                              225,688




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                               THE GRADALL COMPANY
                           SALARIED EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN


                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
   23             Consent of Independent Auditors